APR-22-2002 16:05 FRO[illegible] 3716887 TO:703 914 4388



02006371

C/M 4/23/02

RECD S.E.C.

APR 2 2 2002

603

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blackbird North America, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 South Tryon St., 18th Fl.
(No. and Street)

Charlotte NC 28284
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Lassell / FINOP - CFO 704-944-4774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen
(Name – *if individual, state last, first, middle name*)

100 North Tryon St., 3800 Charlotte NC 28202
(Address) (City) (State) (Zip Code)

PROCESSED
APR 23 2002
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KD 4/23/02

OATH OR AFFIRMATION

I, William Lassell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blackbird North America, Inc., as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO - FINOP

Title

Wendy L. Ravert My commission expires June 30, 2002

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

Blackbird North America, Inc.

Financial Statements
As of December 31, 2001
Together with Report of Independent Public Accountants


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Trustees of
Blackbird North America, Inc.:

We have audited the accompanying statement of financial condition of **BLACKBIRD NORTH AMERICA, INC.** as of December 31, 2001, and the related statements of loss, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blackbird North America, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Charlotte, North Carolina
February 20, 2002

BLACKBIRD NORTH AMERICA, INC.

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 423,019
Prepaid expenses and other	4,067
Total current assets	427,086
FIXED ASSETS, net	93,321
OTHER ASSETS, net	9,612
	$ 530,019

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES – Accounts payable and accrued expenses	$ 15,416
COMMITMENTS AND CONTINGENCIES (Note 7)	
STOCKHOLDER'S EQUITY:	
Common stock, $.001 par value; 5,000,000 shares authorized, 1,862,409 shares issued and outstanding	7,449,639
Accumulated deficit	(6,935,036)
Total stockholder's equity	514,603
	$ 530,019

The accompanying notes to financial statements are an integral part of this statement of financial condition.

BLACKBIRD NORTH AMERICA, INC.

STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE, net	**$ 70,850**
OPERATING EXPENSES:	
Employee compensation expense	**1,242,406**
Rent expense	**606,950**
Travel and entertainment expense	**184,135**
Data services expense	**133,388**
Depreciation and amortization expense	**133,662**
Payroll tax expense	**81,921**
Telephone expense	**47,109**
Office expense	**45,774**
Miscellaneous	**28,266**
Professional fees	**15,133**
Bad debt expense	**4,849**
Computer hardware, software and maintenance	**4,450**
Promotional expense	**1,134**
Seminars and education	**750**
Operating loss	**(2,459,077)**
LOSS ON DISPOSAL OF FIXED ASSETS	**(328,828)**
LOSS ON TERMINATION OF LEASE AGREEMENT	**(773,451)**
OTHER INCOME	**14,039**
NET LOSS	**$(3,547,317)**

The accompanying notes to financial statements are an integral part of this statement.

BLACKBIRD NORTH AMERICA, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Accumulated Deficit	Total Stockholder's Equity
BALANCE, December 31, 2000	$4,554,600	$(3,387,719)	$ 1,166,881
Issuances of common stock	2,895,039	0	2,895,039
Net loss	0	(3,547,317)	(3,547,317)
BALANCE, December 31, 2001	$7,449,639	$(6,935,036)	$ 514,603

The accompanying notes to financial statements are an integral part of this statement.

BLACKBIRD NORTH AMERICA, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(3,547,317)
Loss on disposal of fixed assets	328,828
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	133,662
Changes in operating assets and liabilities:	
Prepaid expenses and other	(414)
Other assets	471,469
Accounts payable and accrued expenses	(191,212)
Deferred rent	(146,847)
Net cash used in operating activities	(2,951,831)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of fixed assets	(13,098)
Proceeds from sale of fixed assets	126,126
Net cash provided by investing activities	113,028
CASH FLOWS FROM FINANCING ACTIVITIES - Proceeds from issuances of common stock	2,895,039
NET INCREASE IN CASH AND CASH EQUIVALENTS	56,236
CASH AND CASH EQUIVALENTS, beginning of period	366,783
CASH AND CASH EQUIVALENTS, end of period	$ 423,019

The accompanying notes to financial statements are an integral part of this statement.

BLACKBIRD NORTH AMERICA, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

Description of Business

Blackbird North America, Inc. (the Company), a wholly owned subsidiary of Blackbird Holdings, Inc. (the Parent) was incorporated in Delaware on September 27, 1999. The Company provides an electronic trading platform used by major dealers of financial derivative instruments. The Company does not hold investment positions in such financial derivative instruments.

Management Plans, History of Operating Losses and Liquidity Issues

The Company is a start-up company in a new and rapidly evolving market. Prior to 2001, the Company was considered to be in the development stage. Its success depends on its ability to generate additional funding, grow its customer base and effectively manage its growth. Additional risks include actual and potential competition from existing companies serving the same industry, as well as new market entrants, changes in technology, development of an effective strategy to secure market acceptance for the Company's services and retention of qualified personnel.

The Company has operating and net losses and negative cash flows from operations since inception as a result of expenditures incurred to develop its products and services, to develop its internal infrastructure and to increase its customer base. At December 31, 2001, the Company had an accumulated deficit of $6,935,036. The Company requires additional capital to continue funding its business plan and to continue operations through at least December 31, 2001. Management is continuing to develop their customer base and to obtain financing, however, there can be no assurance that management will be successful in carrying out its plans. These issues raise substantial doubt about the Company's ability to continue as a going concern.

Revenue Recognition

The Company derives transaction revenues from commissions related to broker-dealer transactions in interest-rate and currency derivatives. Derivative transactions are recorded on a trade-date basis and are executed by independent broker-dealers.

Cash and Cash Equivalents

The Company considers short-term, interest bearing investments generally maturing within 60 days of purchase to be cash equivalents. The Company maintains its cash in large national banks, and the balances exceed FDIC insurance levels.

Fair Value of Financial Instruments

The carrying amounts for certain of the Company's financial instruments, including cash and cash equivalents, prepaid expenses and other, accounts payable and accrued expenses approximate fair value because of their short maturities.

Fixed Assets

Fixed assets are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated lives of various asset groups as follows:

Office furniture and equipment	5 years
Computer equipment	2 years

Other Assets

Other assets consist primarily of deposits made on the Company's office space and licenses related to software purchased from outside vendors. These software licenses are being amortized over the lives of the respective license agreements. Accumulated amortization related to these software licenses was $1,393 at December 31, 2001. The net book value of licenses recorded as of December 31, 2001, was $862.

Deferred Rent

In 2000, the Company had certain leases that contained fixed escalations of the minimum annual lease payments during the original term of the lease. The Company recognized rent expense on a straight-line basis, recording the difference between the rental amount charged to expense and the amount payable under the lease as deferred rent liability. In 2001, the Company negotiated the termination of these leases. Accordingly, no deferred revenue is included in the statement of financial condition as of December 31, 2001. Total charges associated with the lease termination were approximately $773,000.

Income Taxes

The operating results of the Company are included in the consolidated federal and state tax returns of Blackbird Holdings, Inc., the Company's Parent. The Company's income tax provisions are computed as if the Company was filing separate federal and state income tax returns. The Company receives or remits the current portion of federal and state taxes receivable or payable to Blackbird Holdings, Inc. as provided under its tax-sharing agreement.

The Company accounts for income taxes using the liability method. Accordingly, deferred income taxes are recognized for the expected future tax consequences or temporary differences between financial statement carrying amounts and the tax basis of existing assets and liabilities using enacted tax rates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. FIXED ASSETS

Fixed assets as of December 31, 2001, consists of the following:

Computer equipment	$195,955
Office furniture and equipment	35,243
	231,198
Less – Accumulated depreciation	137,877
Fixed assets, net	$ 93,321

3. INCOME TAXES

The tax effects of cumulative temporary differences as of December 31, 2001, are as follows:

Net operating loss carryforward	$ 2,703,000
Valuation allowance	(2,703,000)
Total deferred tax assets, net	$ 0

As of December 31, 2001, the Company had net operating loss carryforwards for income tax purposes totaling approximately $6,935,000 available to offset future taxable income. These loss carryforwards begin expiring in 2020. The deferred tax asset has been fully offset by a valuation allowance due to the uncertainty of realizing future benefits.

4. COMMON STOCK

Stock issued in 2001 represents shares issued to the Parent for either cash contributions or for the payment of expenses by the Parent on the Company's behalf.

5. ROYALTY AGREEMENT

The Company has entered into Transaction Processing Agreements with the Parent to allow the Company to offer the Blackbird negotiation and agreement facilities for specified transaction types to their clients within specified geographic regions. In consideration, the Company provides a royalty payment of 60% of transaction fees received from customers to the Parent for those specified transactions negotiated via the provided system. No royalty fees have been generated to date.

6. RETIREMENT PLAN

The Company participates in a retirement plan pursuant to Section 401(k) of the Internal Revenue Code. The plan is sponsored by the Parent. Company contributions to the plan are discretionary, and there were no such contributions for the year ended December 31, 2001.

7. COMMITMENTS AND CONTINGENCIES

In the normal course of doing business, the Company occasionally becomes a party to litigation. In the opinion of management, pending or threatened litigation involving the Company as of December 31, 2001, will not have a material effect on its financial condition or results of operations.

8. SECURITIES AND EXCHANGE COMMISSION MATTERS

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company had net capital, as defined, of $407,603 at December 31, 2001, which was $402,603 in excess of its minimum net capital requirement of $5,000 at December 31, 2001.

Reserve Requirements

The Company does not carry customer accounts. As such, it is exempt from SEC Rule 15c3-3 pursuant to Section k(2)(i) of that rule.

Aggregate Indebtedness

At December 31, 2001, the Company's aggregate indebtedness of $17,770 consists of accounts payable and accrued expenses of $15,416 and cash overdrafts of $2,354.

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – Blackbird North America, Inc. as of December 31, 2001

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$514,603
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		514,603
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital (notes payable to former stockholder)		
	B. Other (deductions) or allowable credits		0
5.	Total capital and allowable subordinated liabilities		514,603
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition	107,000	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities – Proprietary capital charges		
	D. Other deductions and/or charges		(107,000)
7.	Other additions and/or allowable credits		0
8.	Net Capital before haircuts on securities positions		407,603
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other		
10.	Net Capital		$407,603

The accompanying note to supplementary schedules is an integral part of this schedule.

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – Blackbird North America, Inc. as of December 31, 2001

Computation of Basic Net Capital Requirement

11.	Minimum Net Capital required (6-2/3% of line 8)		$ 1,185
12.	Minimum dollar Net Capital requirement of reporting broker or Dealer		5,000
13.	Net Capital requirement (greater of line 11 or 12)		5,000
14.	Excess Net Capital (line 10 less 13)		402,603
15.	Excess Net Capital of 1000% (line 10 less 10% of line 8)		405,826

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities		$ 17,770
17.	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts		
18.	Total aggregate indebtedness		$ 17,770
19.	Percentage of aggregate indebtedness to Net Capital (line 18 divided by line 10 (Schedule I))		0.04%

The accompanying note to supplementary schedules is an integral part of this schedule.

BLACKBIRD NORTH AMERICA, INC.

COMPUTATION OF NET CAPITAL
SUPPORTING SCHEDULE
DECEMBER 31, 2001

Description	Allowable Assets	Nonallowable Assets	Total
CASH AND CASH EQUIVALENTS	$423,019	$ 0	$423,019
PREPAID EXPENSES AND OTHER	0	4,067	4,067
OTHER ASSETS – Net	0	9,612	9,612
NET FIXED ASSETS	0	93,321	93,321
	$423,019	$107,000	$530,019

The accompanying note to supplementary schedules is an integral part of this schedule.

BLACKBIRD NORTH AMERICA, INC.

NOTE TO SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2001

No material differences exist between the audited Computation of Net Capital (Schedule I) and the corresponding schedule included in the Company's unaudited December 31, 2001, Form X-17A-5 Part IIA filing.


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Trustees of
Blackbird North America, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of **BLACKBIRD NORTH AMERICA, INC.** (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Charlotte, North Carolina
February 20, 2002